# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rackspace Technology, Inc., CIK 0001810019
CUSIP: 750102105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 19122 US Highway, 281N, Suite 128, San Antonio, Texas (TX), 78258
Date of event which requires filing of this statement: 05/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001639414

## Reporting persons
- ABRY Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACE Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Royce Yudkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peggy Koenig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jay Grossman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rackspace Technology, Inc.
Address of issuer's principal executive offices: 19122 US Highway 281N, Suite 128 San Antonio, TX, 78258

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) ABRY Partners, LLC ("ABRY I")
(ii) ABRY Partners II, LLC ("ABRY II")
(iii) ACE Investment Holdings, LLC ("ACE")
(iv) Royce Yudkoff
(v) Peggy Koenig
(vi) Jay Grossman
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

C/O ABRY Partners, LLC
888 Boylston Street, Suite 1600
Boston, MA 02199
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 22, 2026.
Exhibit B Power of Attorney, dated as of May 22, 2026.

## Signatures
- ABRY Partners, LLC: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)
- ABRY Partners II, LLC: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)
- ACE Investment Holdings, LLC: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)
- Royce Yudkoff: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)
- Peggy Koenig: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)
- Jay Grossman: /s/ Kostas Sofronas, Kostas Sofronas/Attorney-in-Fact (05/22/2026)